SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Interim Report as of March 31, 2006
Dynamic start to 2006
Record quarter for Bayer

Interim Report as of March 31, 2006
Bayer Group Key Data

	1st Quarter	1st Quarter		Full Year
€ million	2005	2006	Change	2005

Net sales	6,704	7,494	+ 11.8%	27,383

Change in sales
Volume	+ 2%	+ 4%		+ 1%
Price	+ 8%	+ 2%		+ 7%
Currency	– 2%	+ 5%		+ 1%
Portfolio	+ 8%	+ 1%		+ 9%

EBITDA[1]	1,437	1,552	+ 8.0%	4,647
Special items	(138)	(128)		(435)
EBITDA before special items	1,575	1,680	+ 6.7%	5,082

Operating result (EBIT)	1,004	1,108	+ 10.4%	2,812
Special items	(138)	(128)		(488)
Operating result (EBIT) before special items	1,142	1,236	+ 8.2%	3,300

Return on sales	15.0%	14.8%		10.3%

Non-operating result	(131)	(213)	– 62.6%	(613)

Net income	652	600	– 8.0%	1,597
Earnings per share (€)[2]	0.89	0.82		2.19

Gross cash flow[3]	1,101	1,190	+ 8.1%	3,477

Net cash flow[4]	(226)	128		3,542

Capital expenditures (total)	181	419	+ 131.5%	1,389

Research and development expenses	423	454	+ 7.3%	1,886

Depreciation and amortization	433	444	+ 2.5%	1,835

Number of employees at end of period	93,300	93,600	+ 0.3%	93,700
Personnel expenses	1,509	1,617	+ 7.2%	5.912

1	EBITDA = operating result (EBIT) plus depreciation and amortization

2	Earnings per share = as defined in IAS 33: net income divided by the average number of shares outstanding (730.34 million shares)

3	Gross cash flow = operating result (EBIT) plus depreciation and amortization, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions. The latter item includes the elimination of non-cash components of the operating result. It also contains benefit payments during the period.

4	Net cash flow = cash flow from operating activities according to IAS 7

Interim Report as of March 31, 2006
Financial Calendar
Q2 2006 Interim Report
Tuesday, August 1, 2006*
Q3 2006 Interim Report
Tuesday, October 31, 2006*
Annual Stockholders’ Meeting 2007
Friday, April 27, 2007
Payment of Dividend
Monday, April 30, 2007

*	In the event of the successful acquisition of Schering AG, publication of the Q2 and Q3 2006 interim reports will be deferred to later dates, which will be posted on the Internet at www.investor.bayer.com.

Interim Report as of March 31, 2006
Dynamic start to 2006
Record quarter for Bayer
•	Sales up 12 percent to €7.5 billion
•	Best-ever operating performance
– EBITDA before special items €1.7 billion

– EBIT before special items €1.2 billion
•	Plans to substantially expand the HealthCare business by acquiring Schering
Overview of Sales, Earnings and Financial Position
Bayer got off to a dynamic start in 2006, continuing the previous year’s positive trend. Group sales in the first quarter showed an 11.8 percent year-on-year increase, from €6,704 million to €7,494 million. Growth was mainly attributable to Health-Care (+20.9 percent) and MaterialScience (+10.5 percent), with sales of the CropScience subgroup 1.5 percent above the high level of the prior-year quarter. Adjusted for currency and portfolio effects, Group sales grew 5.8 percent.
This gratifying business trend led to a record operating performance, with EBITDA before special items up 6.7 percent to €1,680 million (Q1 2005: € 1,575 million).
EBIT before special items advanced 8.2 percent to €1,236 million (Q1 2005: €1,142 million). With sales growth in all of the HealthCare divisions well into double digits, this was the main reason for the 37.7 percent jump in this subgroup’s operating result, while the 11.1 percent earnings improvement at MaterialScience was primarily driven by selling price increases. Despite difficult market conditions in Brazil, CropScience earnings slipped by just 3.5 percent from the high figure for the first quarter of 2005.
First-quarter earnings were impacted by special items totaling €128 million (Q1 2005: €138 million). These included an amount of €110 million arising from a finding against Bayer in an arbitration proceeding in the United States relating to MaterialScience. Bayer will explore all possibilities for legal recourse in this matter and has also asserted a claim to payment in a separate arbitration proceeding.
After special items, EBITDA for the first quarter of 2006 rose 8.0 percent to €1,552 million (Q1 2005: €1,437 million), while EBIT advanced 10.4 percent to €1,108 million (Q1 2005: €1,004 million).
After a €213 million non-operating loss, pre-tax income improved slightly to €895 million. The non-operating result included net interest expense of €144 million (Q1 2005: €80 million). The increase in interest expense was due to interest incurred on retroactive tax payments in Germany and on payment obligations arising out of the above-mentioned U.S. arbitration proceeding. After tax expense of €298 million, income from continuing operations was €597 million (Q1 2005: €593 million). Group net income after minority interests amounted to €600 million (Q1 2005: €652 million). The prior-year figure included €52 million in income from discontinued operations (mainly Lanxess).

Interim Report as of March 31, 2006
Benefiting from the growth in EBIT, first-quarter gross cash flow improved 8.1 percent to €1,190 million (Q1 2005: €1,101 million), while net cash flow came in a clear €354 million ahead of the prior-year quarter, at €128 million.
Net debt on March 31, 2006 amounted to €5.7 billion. This was €0.2 billion higher than on December 31, 2005 (€5.5 billion) and €1.4 billion lower than on March 31, 2005 (€7.1 billion).
Provisions for pensions and other post-employment benefits, at €6.3 billion, were €0.9 billion lower than on December 31, 2005, mainly as a result of higher capital market rates.
Takeover Offer for Schering AG
On March 23, 2006 we announced our intention to acquire Schering AG. The formal takeover offer of €86 per Schering share or ads (American Depositary Share) – representing a total transaction volume of €16.5 billion – was published on April 13, 2006. In particular, the offer is contingent upon a minimum acceptance threshold of 75 percent of the outstanding shares of Schering AG by the end of the offer period and the approval of the antitrust authorities in the United States and Europe. The acceptance period ends on May 31, 2006.
The acquisition of Schering is entirely consistent with our strategic objective of strengthening the HealthCare business, especially in the areas of pharmaceutical specialties and consumer care, in order to substantially expand the role of the Bayer HealthCare subgroup as the primary growth engine of the Bayer Group as a whole.
The acquisition would raise the specialty products‘ share of Pharmaceuticals Division sales from the current level of 25 percent to around 70 percent. Including Schering, pro forma combined pharmaceuticals sales in 2005 would have been in the region of €9 billion. The merger would also give us a balanced portfolio of established businesses and disproportionately fast-growing franchises such as oncology, cardiology/hematology and gynecology. The biotechnology products provide another excellent platform for further growth. The combined product pipeline thus has the potential for sustained innovation. We plan to further optimize our support for worthwhile projects by significantly increasing the research and development budget for the pharmaceuticals operations.

Interim Report as of March 31, 2006
It is intended to finance the transaction with a combination of equity, debt and hybrid capital instruments. In this connection we successfully issued a €2.3 billion mandatory convertible bond in April. We plan to generate additional financing by divesting H.C. Starck and Wolff Walsrode in the Bayer MaterialScience subgroup, thus ensuring a healthy balance-sheet structure for the future. We expect to retain a good investment-grade credit rating even after this transaction.
Outlook
Despite persistently high energy and raw material prices we are anticipating further global economic growth in 2006. The u.s. economy should remain robust, although growth may not be quite so strong as of late. The uptrend that emerged in Europe toward the end of last year continued in the first quarter of 2006. We therefore expect this region’s economy to grow slightly faster in 2006 than in 2005.
At present we are not altering the guidance we gave in March. On the basis of the economic forecast outlined above, the Bayer Group is still targeting a slight increase in underlying ebit and ebitda in 2006 and an underlying ebitda margin of approximately 19 percent for the full year.
The market environment for our present HealthCare activities should remain favorable, with all divisions able to grow at least with the market. We expect underlying ebit to increase by more than 10 percent from last year.
We predict a slight expansion in the crop science market this year. Especially in light of recent product launches, we are targeting above-market sales growth and an increase in underlying ebit. Further restructuring is planned to further improve the underlying ebitda margin.

Interim Report as of March 31, 2006
We also predict continuing positive market conditions for our MaterialScience business, which should therefore continue to grow. Against this background, underlying ebit for this subgroup should remain at an excellent level in 2006 although it could be somewhat lower than for 2005. We expect the ebitda margin for the full year to come in slightly below the 18 percent recorded for 2005.
The above guidance does not take into account the effects of the planned acquisition of Schering.
Performance by Subgroup and Segment
Our business activities are grouped in the HealthCare, CropScience and MaterialScience subgroups.

Sales by Subgroup and Segment	1st Quarter	Proportion of	1st Quarter	Proportion of
€ million	2005	Goup Sales %	2006	Goup Sales %

HealthCare	2,135	32	2,581	34
Pharmaceuticals	952	14	1,148	15
Consumer Care	523	8	642	9
Diabetes Care, Diagnostics	461	7	571	7
Animal Health	199	3	220	3

CropScience	1,744	26	1,771	24
Crop Protection	1,417	21	1,413	19
Environmental Science, BioScience	327	5	358	5

MaterialScience	2,544	38	2,811	38
Materials	923	14	1,035	14
Systems	1,621	24	1,776	24

Reconciliation	281	4	331	4

Bayer Group (continuing operations)	6,704	100	7,494	100

Interim Report as of March 31, 2006
Bayer HealthCare
The Bayer HealthCare subgroup lifted sales 20.9 percent year on year to €2,581 million (+€446 million). On a currency- and portfolio-adjusted basis, sales rose 15.1 percent. All divisions contributed double-digit sales increases. Business in North America showed particularly strong growth. ebit increased 124.0 percent year on year to €410 million. Before special items, especially the expenses recorded in the prior-year period for the termination of a co-promotion agreement for Levitra®, EBIT moved ahead strongly, rising 37.7 percent to €416 million.
Pharmaceuticals
Sales of the Pharmaceuticals segment increased by €196 million, or 20.6 percent, year on year to €1,148 million. Since January 1, 2006 the Pharmaceuticals Division has been divided into three business units: Primary Care, Hematology/Cardiology and Oncology.
The Primary Care business unit saw sales expand 9.6 percent to €787 million. Strong growth in Avelox®, Levitra® and other core products more than offset the expected drop in sales of our antibiotic Cipro®. Additional sales of this product to government agencies had boosted sales in the first quarter of 2005.
Sales in the Hematology/Cardiology business unit rose 41.6 percent to €327 million. Kogenate®, in particular, posted strong growth of 63.2 percent, benefiting from a substantially higher volumes in the United States and Europe.
At the same time, we registered a decline in sales of Trasylol®, our product for use in open heart surgery. Two separate studies reported a possible link between the use of Trasylol® (aprotinin) and severe renal dysfunction or cardiovascular or cerebrovascular problems (heart attack or stroke) in patients treated with this drug. However, the long-term studies available to us and our experience with Trasylol® indicate that it is a safe and effective medication when used correctly. The studies are currently being evaluated by the fda and the emea.
The new Oncology business unit raised sales to €34 million, the increase resulting mainly from the successful launch of our new cancer drug Nexavar®.
Our specialties business (Hematology/Cardiology and Oncology) thus expanded by 54.3 percent overall.
ebit for the Pharmaceuticals segment improved by €116 million to €202 million. It should be noted here that a milestone payment of €41 million for the late-stage development product alfimeprase, made under the agreement concluded with Nuvelo in January, was capitalized as an intangible asset and thus did not impact earnings. Adjusted for special items, which in the previous year mainly comprised expenses for terminating a co-promotion agreement, ebit increased 12.5 percent to €207 million despite higher marketing and R&D expenses. The improvement in earnings was chiefly due to the segments’s good sales performance.

Interim Report as of March 31, 2006

Bayer HealthCare	1st Quarter	1st Quarter	Change
€ million	2005	2006	%

Net sales	2,135	2,581

EBITDA*	302	529	+ 75.2
Special items	(119)	(6)
EBITDA before special items	421	535	+ 27.1
Operating result (EBIT)	183	410	+ 124.0
Special items	(119)	(6)
Operating result (EBIT) before special items	302	416	+ 37.7

Gross cash flow*	202	356	+ 76.2
Net cash flow*	67	107	+ 59.7

Best-Selling Bayer HealthCare Products

Kogenate® (Pharmaceuticals)	125	204	+ 63.2
Ascensia® product line (Diabetes Care)	140	190	+ 35.7
Aspirin® (Consumer Care/Pharmaceuticals)	140	164	+ 17.1
Adalat® (Pharmaceuticals)	153	157	+ 2.6
Advia Centaur® System (Diagnostics)	113	143	+ 26.5
Ciprobay®/Cipro® (Pharmaceuticals)	158	132	– 16.5
Avalox®/Avelox® (Pharmaceuticals)	103	130	+ 26.2
Levitra® (Pharmaceuticals)	60	78	+ 30.0
Glucobay® (Pharmaceuticals)	71	77	+ 8.5
Advantage®/Advantix® (Animal Health)	54	59	+ 9.3
Aleve®/naproxen (Consumer Care)	28	53	+ 89.3
Canesten® (Consumer Care)	33	41	+ 24.2
Trasylol® (Pharmaceuticals)	45	40	– 11.1
Baytril® (Animal Health)	40	40	0.0
Rapidlab®/Rapidpoint® (Diagnostics)	37	40	+ 8.1
Total	1,300	1,548	+ 19.1
Proportion of Bayer HealthCare sales	61%	60%

Pharmaceuticals

Net sales	952	1,148	+ 20.6
Primary Care	718	787	+ 9.6
Hematology/Cardiology	231	327	+ 41.6
Oncology	3	34		•

EBITDA*	127	241	+ 89.8
Special items	(98)	(5)
EBITDA before special items	225	246	+ 9.3
Operating result (EBIT)	86	202	+ 134.9
Special items	(98)	(5)
Operating result (EBIT) before special items	184	207	+ 12.5

Gross cash flow*	74	162	+ 118.9
Net cash flow*	(92)	(11)	+ 88.0

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2006
Consumer Care
Sales of the Consumer Care segment in the first quarter of 2006 advanced 22.8 percent to €642 million. This pleasing trend was driven mainly by rapid expansion in Europe and North America, a contributory factor here being our success in maintaining the growth momentum of newly acquired products such as Rennie®, Bepanthen®/Bepanthol® and Supradyn®. Sales of Aleve® surged 90 percent compared with the prior-year quarter, when they were hampered by the debate surrounding non-steroidal anti-inflammatory drugs (NSAIDs). Aleve® thus became our second-best-selling Consumer Care product after Aspirin®.
Segment ebit improved by €87 million to €98 million. Before special items relating to the integration of the Roche business, ebit rose €67 million, mainly due to the growth in sales. It should be noted here that the fair-value measurement of inventories acquired from Roche had a one-time impact on margins in the same period of 2005.
Diabetes Care, Diagnostics
Sales of the Diabetes Care, Diagnostics segment rose by €110 million, or 23.9 percent, to €571 million.
Compared with a weak prior-year quarter, Diabetes Care reported an increase of €50 million (+35.0 percent), driven by substantially higher sales of our Ascensia® Contour® blood glucose monitoring system in North America. Sales of the Diagnostics Division expanded by €60 million, or 18.9 percent, chiefly due to growth in our laboratory systems in North America.
Thanks to the strong sales performance, segment ebit improved by 59.5 percent to €59 million.
Animal Health
Sales in the Animal Health segment advanced 10.6 percent to €220 million as volumes increased in all regions, especially Europe. At the same time, this segment benefited from the European market launch of Profender®, a new dewormer for cats.
ebit of the segment increased slightly from an already high level to €51 million.

Interim Report as of March 31, 2006

Consumer Care	1st Quarter	1st Quarter	Change
€ million	2005	2006	%

Net sales	523	642	+ 22.8

EBITDA*	43	129	•
Special items	(21)	(1)
EBITDA before special items	64	130	+ 103.1
Operating result (EBIT)	11	98	•
Special items	(21)	(1)
Operating result (EBIT) before special items	32	99	•

Gross cash flow*	37	84	+ 127.0
Net cash flow*	92	19	– 79.3

Diabetes Care, Diagnostics

Net sales	461	571	+ 23.9
Diabetes Care	143	193	+ 35.0
Diagnostics	318	378	+ 18.9

EBITDA*	77	102	+ 32.5
Special items	0	0
EBITDA before special items	77	102	+ 32.5
Operating result (EBIT)	37	59	+ 59.5
Special items	0	0
Operating result (EBIT) before special items	37	59	+ 59.5

Gross cash flow*	56	71	+ 26.8
Net cash flow*	60	63	+ 5.0

Animal Health

Net sales	199	220	+ 10.6

EBITDA*	55	57	+ 3.6
Special items	0	0
EBITDA before special items	55	57	+ 3.6
Operating result (EBIT)	49	51	+ 4.1
Special items	0	0
Operating result (EBIT) before special items	49	51	+ 4.1

Gross cash flow*	35	39	+ 11.4
Net cash flow*	7	36	•

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2006
Bayer CropScience
The Bayer CropScience subgroup generated sales of €1,771 million in the first quarter of 2006 (+1.5 percent). Currency- and portfolio-adjusted sales declined by 3.8 percent and ebit slipped €6 million to €408 million (–1.4 percent).
Crop Protection
First-quarter sales in the Crop Protection segment were almost unchanged year on year at €1,413 million. After adjustment for currency effects, they were down 5.8 percent. While sales of fungicides showed encouraging growth, business with insecticides and seed treatment products declined. Sales of herbicides came in at around the prior-year level.
Our crop protection business remains hampered by tough market conditions, especially in Brazil, where the continuing appreciation of the currency is holding back exports of farm produce. This has clipped demand for agricultural inputs, especially insecticides and fungicides. As expected, sales of our herbicides and seed treatment products declined in Europe due to the reduction in sugar beet acreages following the reform of the E.U. sugar market.
On the positive side, sales of our top ten products advanced 5.8 percent despite the difficult overall market situation. Also deserving special mention is the success of recent product launches such as the cereal fungicides Proline® and Fandango®, the herbicide Atlantis® and the insecticides Oberon® and Envidor®.
ebit of the Crop Protection segment slipped 11.5 percent year on year to €285 million, mainly due to a decline in business in Latin America that was only partially offset by cost savings.
Environmental Science, BioScience
The Environmental Science, BioScience segment lifted first-quarter sales 9.5 percent to €358 million. Adjusted for currency effects, the increase came to 3.4 percent.
Sales of the Environmental Science unit rose by 10.9 percent to €193 million. Apart from positive currency effects, this was attributable to higher sales of our products for professional users. The BioScience Business Group increased sales by 7.8 percent to €165 million, thanks largely to good business with vegetable seeds.
Segment ebit advanced 33.7 percent to €123 million, driven by the positive sales trend and cost savings.

Interim Report as of March 31, 2006

Bayer CropScience	1st Quarter	1st Quarter	Change
€ million	2005	2006	%

Net sales	1,744	1,771	+ 1.5

EBITDA*	557	551	– 1.1
Special items	(9)	0
EBITDA before special items	566	551	– 2.7
Operating result (EBIT)	414	408	– 1.4
Special items	(9)	0
Operating result (EBIT) before special items	423	408	– 3.5

Gross cash flow*	387	387	+ 0.0
Net cash flow*	(379)	(350)	+ 7.7

Best-Selling Bayer CropScience Products

Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/Environmental Science)	171	165	– 3.5
Folicur®/Raxil® (Fungicides/Seed Treatment)	97	95	– 2.1
Basta®/Liberty® (Herbicides)	59	72	+ 22.0
Puma® (Herbicides)	67	68	+ 1.5
Proline® (Fungicides)	36	58	+ 61.1
Flint®/Stratego®/Sphere® (Fungicides)	49	49	0.0
Atlantis® (Herbicides)	42	49	+ 16.7
Betanal® (Herbicides)	52	45	– 13.5
Temik® (Insecticides)	40	44	+ 10.0
Decis®/K-Othrine® (Insecticides/Environmental Science)	38	44	+ 15.8
Total	651	689	+ 5.8
Proportion of Bayer CropScience sales	37%	39%

Crop Protection

Net sales	1,417	1,413	– 0.3
Insecticides	364	348	– 4.4
Fungicides	347	378	+ 8.9
Herbicides	555	550	– 0.9
Seed Treatment	151	137	– 9.3

EBITDA*	443	406	– 8.4
Special items	(9)	0
EBITDA before special items	452	406	– 10.2
Operating result (EBIT)	322	285	– 11.5
Special items	(9)	0
Operating result (EBIT) before special items	331	285	– 13.9

Gross cash flow*	307	285	– 7.2
Net cash flow*	(323)	(289)	+ 10.5

Environmental Science, BioScience

Net sales	327	358	+ 9.5
Environmental Science	174	193	+ 10.9
BioScience	153	165	+ 7.8

EBITDA*	114	145	+ 27.2
Special items	0	0
EBITDA before special items	114	145	+ 27.2
Operating result (EBIT)	92	123	+ 33.7
Special items	0	0
Operating result (EBIT) before special items	92	123	+ 33.7

Gross cash flow*	80	102	+ 27.5
Net cash flow*	(56)	(61)	– 8.9

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2006
Bayer MaterialScience
The Bayer MaterialScience subgroup continued to grow sales strongly in the first quarter of 2006, posting a rise of 10.5 percent year on year to €2,811 million. Currency- and portfolio-adjusted sales were up 4.5 percent. All business units contributed to this positive performance. ebit amounted to €339 million, down €67 million, or 16.5 percent, from the prior-year quarter, but ebit before special items showed a pleasing 11.1 percent increase, to €451 million.
Materials
Sales of the Materials segment came to €1,035 million (+12.1 percent). Following last year’s price rises, the increase in first quarter sales came largely from higher volumes in the Polycarbonates business unit. We also succeeded in raising sales through price increases, particularly at H.C. Starck.
Segment ebit of €160 million was at the previous year’s high level.
Systems
In the Systems segment, sales advanced to €1,776 million, which was 9.6 percent above the same quarter of last year. In the Polyurethanes Business Unit, given a slight decline in volumes and prices for mdi, the improvement in sales was driven mainly by the previously announced price increases for tdi and polyether. The Coatings, Adhesives, Sealants business unit and the Inorganic Basic Chemicals unit also made strong gains.
ebit of the Systems segment, at €179 million, was down €68 million or 27.5 percent from the prior-year quarter, mainly because of €110 million in one-time expenses arising from an arbitration proceeding in the United States concerning the production of propylene oxide. ebit before special items came in €44 million, or 17.8 percent, above the prior-year quarter. This earnings improvement was mainly due to the price rises achieved, which more than offset the increase in raw material costs.

Interim Report as of March 31, 2006

Bayer MaterialScience	1st Quarter	1st Quarter	Change
€ million	2005	2006	%

Net sales	2,544	2,811	+ 10.5

EBITDA*	533	473	- 11.3
Special items	0	(112)
EBITDA before special items	533	585	+ 9.8
Operating result (EBIT)	406	339	- 16.5
Special items	0	(112)
Operating result (EBIT) before special items	406	451	+ 11.1

Gross cash flow*	361	354	- 1.9
Net cash flow*	0	299	•

Materials

Net sales	923	1,035	+ 12.1
Polycarbonates	588	656	+ 11.6
Thermoplastic Polyurethanes	46	54	+ 17.4
Wolff Walsrode	72	78	+ 8.3
H.C. Starck	217	247	+ 13.8

EBITDA*	212	216	+ 1.9
Special items	0	0
EBITDA before special items	212	216	+ 1.9
Operating result (EBIT)	159	160	+ 0.6
Special items	0	0
Operating result (EBIT) before special items	159	160	+ 0.6

Gross cash flow*	143	163	+ 14.0
Net cash flow*	64	61	- 4.7

Systems

Net sales	1,621	1,776	+ 9.6
Polyurethanes	1,196	1,269	+ 6.1
Coatings, Adhesives, Sealants	320	369	+ 15.3
Inorganic Basic Chemicals	87	106	+ 21.8
Others	18	32	+ 77.8

EBITDA*	321	257	- 19.9
Special items	0	(112)
EBITDA before special items	321	369	+ 15.0
Operating result (EBIT)	247	179	- 27.5
Special items	0	(112)
Operating result (EBIT) before special items	247	291	+ 17.8

Gross cash flow*	218	191	- 12.4
Net cash flow*	(64)	238	•

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2006
Performance by Region
In the first quarter of 2006, sales showed a year-on-year increase of €790 million, or 11.8 percent, to €7,494 million. After adjustment for currency effects, this was equivalent to a 6.7 percent rise. The greater part the Group’s growth was generated in North America, where sales moved ahead by €396 million (+22.2 percent). Of this increase, roughly half was due to currency effects. The strongest sales growth in North America was posted by our pharmaceuticals and diagnostics activities. While currency-adjusted sales of the CropScience subgroup were roughly unchanged year on year, MaterialScience reported a 9.8 percent improvement.
First-quarter sales in Europe advanced by 6.4 percent to €3,308 million, with the main impetus coming from the positive trend at HealthCare. Germany reported above-average expansion to €1,197 million (+16.2 percent). Adjusted for portfolio effects, the improvement was around 11 percent in Germany and about 4 percent in Europe as a whole.
In Asia/Pacific sales rose 8.9 percent to €1,130 million, with the Bayer HealthCare and Bayer MaterialScience subgroups posting the strongest gains of 12.3 percent and 9.1 percent respectively. Business in China developed particularly well (+33 percent).
In the Latin America/Africa/Middle East region, sales rose 13.3 percent to €877 million. On a currency-adjusted basis the increase amounted to 1.8 percent. Business growth in HealthCare and MaterialScience more than offset lower sales of crop protection products.

Sales by Region and Segment	Europe				North America
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

1st Quarter

Bayer HealthCare	895	1,019	+ 13.9	+ 13.9	641	852	+ 32.9	+ 21.1
Pharmaceuticals	390	450	+ 15.4	+ 15.3	259	356	+ 37.5	+ 24.3
Consumer Care	241	279	+ 15.8	+ 16.5	136	175	+ 28.7	+ 17.3
Diabetes Care, Diagnostics	200	223	+ 11.5	+ 11.1	176	248	+ 40.9	+ 29.1
Animal Health	64	67	+ 4.7	+ 3.9	70	73	+ 4.3	- 3.8

Bayer CropScience	775	766	- 1.2	- 1.7	484	538	+ 11.2	+ 0.2
Crop Protection	639	623	- 2.5	- 3.2	340	380	+ 11.8	+ 0.9
Environmental Science, BioScience	136	143	+ 5.1	+ 5.5	144	158	+ 9.7	- 1.5

Bayer MaterialScience	1,186	1,222	+ 3.0	+ 2.9	653	785	+ 20.2	+ 9.8
Materials	411	431	+ 4.9	+ 4.3	204	236	+ 15.7	+ 5.9
Systems	775	791	+ 2.1	+ 2.2	449	549	+ 22.3	+ 11.6

Total region (incl. reconciliation)	3,109	3,308	+ 6.4	+ 6.2	1,783	2,179	+ 22.2	+ 11.2

Asia/Pacific				Latin America/Africa/Middle East				Total Segment

2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy

326	366	+ 12.3	+ 8.2	273	344	+ 26.0	+ 13.5	2,135	2,581	+ 20.9	+ 15.1
209	223	+ 6.7	+ 4.3	94	119	+ 26.6	+ 14.3	952	1,148	+ 20.6	+ 15.2
29	42	+ 44.8	+ 34.1	117	146	+ 24.8	+ 12.7	523	642	+ 22.8	+ 16.8
57	65	+ 14.0	+ 9.9	28	35	+ 25.0	+ 13.4	461	571	+ 23.9	+ 17.9
31	36	+ 16.1	+ 7.3	34	44	+ 29.4	+ 14.1	199	220	+ 10.6	+ 3.5

228	236	+ 3.5	- 0.9	257	231	- 10.1	- 22.3	1,744	1,771	+ 1.5	- 4.1
205	207	+ 1.0	- 3.4	233	203	- 12.9	- 24.9	1,417	1,413	- 0.3	- 5.8
23	29	+ 26.1	+ 22.2	24	28	+ 16.7	+ 3.1	327	358	+ 9.5	+ 3.4

473	516	+ 9.1	+ 3.1	232	288	+ 24.1	+ 14.5	2,544	2,811	+ 10.5	+ 5.8
236	285	+ 20.8	+ 13.8	72	83	+ 15.3	+ 11.0	923	1,035	+ 12.1	+ 7.6
237	231	- 2.5	- 7.5	160	205	+ 28.1	+ 16.1	1,621	1,776	+ 9.6	+ 4.8

1,038	1,130	+ 8.9	+ 3.9	774	877	+ 13.3	+ 1.8	6,704	7,494	+ 11.8	+ 6.7

adj.= currency- adjusted

Interim Report as of March 31, 2006
Liquidity and Capital Resources
Cash provided by operating activities (net cash flow)
Thanks to the strong growth in business, gross cash flow increased by 8.1 percent to €1,190 million (Q1 2005: €1,101 million). Net cash flow improved by €354 million, to €128 million (Q1 2005: minus €226 million). Despite its higher sales, MaterialScience succeeded in keeping working-capital growth well below the level of the prior-year quarter. This more than compensated for the increase associated with the expansion of business at HealthCare.
Net cash used in investing activities
There was a net cash outflow of €192 million for investing activities (Q1 2005: €947 million). Capital expenditures for property, plant and equipment (€242 million) and intangible assets (€177 million) rose by a total of €238 million to €419 million (Q1 2005: €181 million). This mainly includes the purchase of the European marketing rights for the blood pressure treatments Pritor® and PritorPlus® and expenditures for the expansion of our polymers production facilities at Caojing, China. A payment of €41 million for the late-stage development product alfimeprase under our agreement with Nuvelo Inc. is also included here. It is capitalized as an intangible asset.
Cash outflows for acquisitions, totaling €20 million, mainly include the purchase price paid for the biotech company Icon Genetics AG. The higher interest receipts, as well as the higher interest disbursements reflected in the financing cash flow, are primarily due to amounts received from, or paid to, tax authorities.

Interim Report as of March 31, 2006
In the first quarter of the previous year, cash outflows for acquisitions mainly comprised approximately €1.9 billion for the consumer health business of Roche. Cash inflows of €1,000 million from financial assets were also registered in that quarter, mainly due to the scheduled repayment of loans by Lanxess and the expiration of derivatives. Cash receipts from the sale of property, plant and equipment totaling €256 million in the first quarter of 2005 mainly related to the divestiture of the plasma business in the United States.
Net cash used in financing activities
The principal components of the €187 million (Q1 2005: €430 million) cash outflow for financing activities were €228 million in interest payments, €124 million for the net repayments of debt and €11 million for dividend payments to minority stockholders of subsidiaries. At the same time, a cash inflow of €176 million resulted from the reimbursement of advance capital gains tax payments made on intragroup dividends in 2004.
Including marketable securities and other instruments, the Bayer Group had liquid assets of €3,163 million as of March 31, 2006. Of this amount, €299 million was held in escrow accounts to be used exclusively for payments relating to civil law settlements in antitrust proceedings. In view of the restriction on its use, this liquidity was not deducted when calculating net debt.

Key Cash Flow Data	1st Quarter	1st Quarter
€ million	2005	2006

Gross cash flow*	1,101	1,190
Changes in working capital	(1,327)	(1,062)

Net cash provided by (used in) operating activities (net cash flow, continuing operations)	(226)	128

Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	(32)	0
Net cash provided by (used in) operating activities (net cash flow, total)	(258)	128
Net cash provided by (used in) investing activities (total)	(947)	(192)
Net cash provided by (used in) financing activities (total)	(430)	(187)
Change in cash and cash equivalents due to business activities (total)	(1,635)	(251)

*	for definition see Bayer Group Key Data on page 2

Net Debt € million	March 31, 2005	March 31, 2006

Noncurrent financial liabilities as per balance sheets (including derivatives)	6,874	7,419
Current financial liabilities as per balance sheets (including derivatives)	2,502	1,332
— Derivative receivables	(478)	(170)
Financial liabilities	8,898	8,581
— Liquid assets as per balance sheets less amount not freely available	(1,783)	(2,864)	*
Net debt	7,115	5,717

*	€2,864 million = €3,163 million - €299 million

Interim Report as of March 31, 2006
Employees
On March 31, 2006 the Bayer Group had 93,600 employees, 300 more than on March 31, 2005. Headcount was 100 lower than at year end 2005. This slight decline was basically the net result of headcount reductions at CropScience and the service companies, partly offset by increases at MaterialScience and HealthCare.
The number of employees in North America was virtually unchanged compared with December 31, 2005. There were appoximate increases of 400 in Asia-Pacific and 100 in the Latin America/Africa/ Middle East region. The number of employees in Europe declined by 600.
Personnel expenses showed a 7.2 percent year-on-year rise in the first quarter of 2006, to €1,617 million. Adjusted for currency effects, the increase came to 3.5 percent.
Legal Risks
As a global company with a diverse business port- folio, the Bayer Group is exposed to numerous legal risks.
Legal proceedings currently considered to involve particularly significant risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
Lipobay/Baycol: As of March 31, 2006, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 5,000 (approximately 4,900 of them in the United States, including several class actions). As of March 31, 2006, Bayer had settled approximately 3,100 Lipobay/ Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately us $ 1,150 million. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/Baycol on a voluntary basis and without concession of liability. In the United States five cases have been tried to date all of which were found in Bayer’s favor.
After more than four years of litigation we are currently aware of fewer than 50 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
A further €43 million charge to the operating result was recorded in 2005 in respect of settlements already concluded or expected to be concluded and anticipated defense costs. In addition, Bayer recorded charges of €4.7 million to the operating result in the first quarter of 2006 in respect of settlements expected to be concluded and anticipated defense costs.

Interim Report as of March 31, 2006
PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (ppa), which was previously contained in a cough/ cold product of the company supplied in effervescent-tablet form. The first ppa lawsuits were filed after the u.s. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Plaintiffs are alleging injuries related to the claimed ingestion of ppa.
As of March 31, 2006, approximately 200 lawsuits were pending in u.s. federal and state courts against Bayer, of which approximately 130 name Bayer as the only manufacturing defendant. In addition, approximately 275 dismissed claims are currently still on appeal to a United States Court of Appeals. That court has recently entered final orders dismissing appeals, affirming dismissal, and remanding one claim back to Mississippi state court. No lawsuits have been filed outside the United States.
Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of us $400,000. This case was settled in July 2005 while on appeal.
As of March 31, 2006, Bayer had settled 289 cases resulting in payments of approximately us $46.5 million, without acknowledging any liability. In the fiscal year 2005, Bayer recorded expenses in the amount of €62 million for settlements already concluded or expected to be concluded and expected defense costs.
Bayer will defend itself vigorously in all Lipobay/ Baycol and ppa cases in which in our view no potential for settlement exists or where an appropriate settlement cannot be achieved.
Since the existing insurance coverage with respect to the Lipobay/Baycol and ppa cases is exhausted (insurance coverage for ppa exists for up to 5 percent of future costs), it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has been dismissed) against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic cipro-floxacin as of 1997. In particular, they are seeking triple damages under u.s. law. After the settlement with Barr the patent was the subject of a successful re-examination by the u.s. Patent and Trademark Office and of successful defenses in u.s. Federal Courts. It has since expired.
All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (mdl) proceeding. On March 31, 2005, the court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the mdl proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend these cases vigorously.

Interim Report as of March 31, 2006
Rubber, polyester polyols, urethane: Proceedings involving the former rubber-related lines of business
Investigations and proceedings by the e.u. Commission and the u.s. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field are pending. In two cases Bayer AG reached agreements with the u.s. Department of Justice in 2004 to pay fines, amounting to us $66 million for antitrust violations relating to rubber chemicals and us $4.7 million for those relating to acrylonitrile-butadiene rubber (nbr). In December 2005, the e.u. Commission imposed a fine of €58.9 million for antitrust violations in the area of rubber chemicals. The respective amount was paid at the end of March 2006. Further investigations by the authorities are ongoing.
Numerous civil claims for damages including class actions are pending in the United States and Canada against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, epdm, nbr and polychloroprene rubber (cr). Bayer has reached agreements or agreements in principle to settle a number of these court actions. Some of these agreements or agreements in principle remain subject to court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
Proceedings involving polyester polyols, urethanes and urethane chemicals
Bayer Corporation reached agreement with the u.s. Department of Justice in 2004 to pay a fine of us $33 million for antitrust violations in the United States relating to adipic-based polyester polyols. A similar investigation is still pending in Canada.
A number of civil claims for damages including class actions have been filed in the United States against Bayer involving allegations of unlawful collusion on prices for certain polyester polyols, urethanes and urethane chemicals product lines.
Similar actions are pending in Canada with respect to polyester polyols.
Proceedings involving polyether polyols and other precursors for urethane end-use products
Bayer has been named as a defendant in multiple putative class action lawsuits involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. At the beginning of 2006 Bayer reached an agreement, subject to court approval, to settle all of the class action cases relating to claims from direct purchasers of polyether polyols, mdi or tdi (and related systems). The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims. In February 2006 Bayer was served with a subpoena from the u.s. Department of Justice seeking information relating to the manufacture and sale of these products.
Impact of antitrust proceedings on Bayer
In consideration of the portion allocated to Lanxess, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. This provision has been partially adjusted upon payment of certain settlement amounts and stood at €250 million as of March 31, 2006. After payment of the fine imposed by the e.u. Commission in the rubber chemicals proceeding Bayer still recognized a provision of €21 million as of that date in respect of the rubber-related e.u. proceedings noted above, although a reliable estimate cannot be made as to the actual amount of any additional fines.
These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established in 2005 for civil proceedings was based on the expected payments under the settlement agreements

Interim Report as of March 31, 2006
described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. We cannot predict the size or impact of the opt-out groups on the settlement agreements.
Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
The financial risk associated with the proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges will become necessary.
Arbitration proceeding concerning propylene oxide
Bayer and Lyondell Group have asserted claims against each other in a binding arbitration proceeding arising from a joint venture agreement in the manufacture of propylene oxide generally relating to differences in contractual interpretation. On April 6, 2006, the arbitration panel issued a ruling denying Bayer’s claim and affirming Lyondell’s counterclaims. The panel awarded Lyondell approximately us $144 million with respect to the period through June 2005. As of March 2006 Bayer had established a provision totaling us $184 million to cover the amounts awarded, estimated attorneys’ fees and estimated interest. Bayer will explore all further possibilities for legal recourse in this matter.
Bayer separately has notified Lyondell of its claim in connection with Lyondell’s failure to compensate Bayer for taking certain propylene oxide quantities from Bayer’s share of capacity under the joint venture.
Subsequent Events
Bayer mandatory convertible bond
At the beginning of April we received the proceeds from the issuance of the Bayer mandatory convertible bond with a nominal issue volume of €2.3 billion, including a fully exercised €300 million overallotment option or “greenshoe.” The bond forms part of the previously announced equity increase of up to €4 billion. It is intended to use the proceeds partly to finance the planned acquisition of Schering AG outlined above.
This subordinated bond has a coupon of 6.625 percent, a minimum conversion price of €33.03 and a conversion premium of 17 percent, giving a maximum conversion price of €38.64. The terms include mandatory conversion into new shares to be issued out of the existing conditional capital of Bayer AG upon maturity of the bond in June 2009 at the latest.

Interim Report as of March 31, 2006
Bayer Stock
Following an excellent performance by Bayer shares in 2005 (+50.5 percent), the first two months of 2006 were dominated by profit-taking. From March 2006, investors’ interest focused on the planned acquisition of Schering.
Bayer stock closed at €33.06 on March 31, 2006, down 6.3 percent from the closing price on December 31, 2005. Over the same period the dax rose 10.4 percent to 5,970.

	1st Quarter	1st Quarter	Full Year
Bayer Stock Key Data	2005	2006	2005

High for the period (€)	26.82	36.37	35.92
Low for the period (€)	22.11	31.70	22.11
Average daily share turnover on German stock exchanges (million)	5.0	5.6	4.1

				Change
				March 31, 2006/
				Dec. 31, 2005
	March 31, 2005	March 31, 2006	Dec. 31, 2005%
Share price (€)	25.47	33.06	35.29	- 6.3
Market capitalization (€ million)	18,602	24,145	25,774	- 6.3
Stockholders’ equity (€ million)	10,538	12,105	11,157	+ 8.5
Number of shares entitled to the dividend (million)	730.34	730.34	730.34	0.0

DAX	4,349	5,970	5,408	+ 10.4

Interim Report as of March 31, 2006
Bayer Group
Consolidated Statements of Income

	1st Quarter	1st Quarter
€ million	2005	2006

Net sales	6,704	7,494
Cost of goods sold	(3,542)	(3,867)
Gross profit	3,162	3,627

Selling expenses	(1,269)	(1,492)
Research and development expenses	(423)	(454)
General administration expenses	(324)	(388)
Other operating income	384	209
Other operating expenses	(526)	(394)
Operating result (EBIT)	1,004	1,108

Equity-method loss	(2)	(8)
Non-operating income	110	361
Non-operating expenses	(239)	(566)
Non-operating result	(131)	(213)

Income before income taxes	873	895

Income taxes	(280)	(298)

Income from continuing operations after taxes	593	597

Income from discontinued operations after taxes	52	—

Income after taxes	645	597
of which attributable to minority interest	(7)	(3)
of which attributable to Bayer AG stockholders (net income)	652	600

Earnings per share (€)
From continuing operations
Basic	0.81	0.82
Diluted	0.81	0.82
From continuing and discontinued operations
Basic	0.89	0.82
Diluted	0.89	0.82

Interim Report as of March 31, 2006
Bayer Group
Consolidated Balance Sheets

€ million	March 31, 2005	March 31, 2006	Dec. 31, 2005

Noncurrent assets
Goodwill and other intangible assets	7,733	7,677	7,688
Property, plant and equipment	7,849	8,168	8,321
Investments in associates	751	778	795
Other financial assets	1,034	1,237	1,429
Other receivables	41	140	199
Deferred taxes	1,558	1,323	1,698
	18,966	19,323	20,130
Current assets
Inventories	5,262	5,589	5,504
Trade accounts receivable	6,046	6,025	5,204
Other financial assets	714	409	214
Other receivables	1,827	1,460	1,421
Claims for tax refunds	859	459	726
Liquid assets
Marketable securities and other instruments	34	137	233
Cash and cash equivalents	1,749	3,026	3,290
	16,491	17,105	16,592

Assets held for sale and discontinued operations	—	—	—
Total current assets	16,491	17,105	16,592
Assets	35,457	36,428	36,722

Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG	1,870	1,870	1,870
Capital reserves of Bayer AG	2,942	2,942	2,942
Other reserves	5,654	7,222	6,265
	10,466	12,034	11,077

Equity attributable to minority interest	72	71	80
Stockholders’ equity	10,538	12,105	11,157

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	6,110	6,284	7,174
Other provisions	1,261	1,805	1,340
Financial liabilities	6,874	7,419	7,185
Miscellaneous liabilities	128	469	516
Deferred taxes	642	322	280
	15,015	16,299	16,495
Current liabilities
Other provisions	3,058	2,868	3,009
Financial liabilities	2,502	1,332	1,767
Trade accounts payable	1,714	1,720	1,974
Tax liabilities	406	317	304
Miscellaneous liabilities	2,224	1,787	2,016
	9,904	8,024	9,070

Liabilities directly related to assets held for sale and discontinued operations	—	—	—
Total current liabilities	9,904	8,024	9,070
Liabilities	24,919	24,323	25,565
Stockholders’ equity and liabilites	35,457	36,428	36,722

Interim Report as of March 31, 2006
Bayer Group
Consolidated Statements of Cash Flows

	1st Quarter	1st Quarter
€ million	2005	2006

Operating result (EBIT)	1,004	1,108
Income taxes	(221)	(234)
Depreciation and amortization	433	444
Change in pension provisions	(117)	(127)
(Gains) losses on retirements of noncurrent assets	2	(1)
Gross cash flow*	1,101	1,190
Decrease (increase) in inventories	(231)	(154)
Decrease (increase) in trade accounts receivable	(936)	(868)
Increase (decrease) in trade accounts payable	(254)	(234)
Changes in other working capital, other non-cash items	94	194
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	(226)	128
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	(32)	—
Net cash flow provided by (used in) operating activities (net cash flow, total)	(258)	128
Cash outflows for additions to property, plant, equipment and intangible assets	(181)	(419)
Cash inflows from sales of property, plant, equipment and other assets	256	20
Cash inflows from sales of investments	1,000	26
Cash outflows for acquisitions less acquired cash	(2,053)	(20)
Interest and dividends received	28	107
Cash inflows from marketable securities	3	94
Net cash provided by (used in) investing activities (total)	(947)	(192)
Capital contributions	0	0
Bayer AG dividend and dividend payments to minority stockholders/ reimbursements of advance capital gains tax payments	(33)	165
Issuances of debt	264	269
Retirements of debt	(554)	(393)
Interest paid	(107)	(228)
Net cash provided by (used in) financing activities (total)	(430)	(187)
Change in cash and cash equivalents due to business activities (total)	(1,635)	(251)
Cash and cash equivalents at beginning of period	3,570	3,290
Change in cash and cash equivalents due to changes in scope of consolidation	(196)	(2)
Change in cash and cash equivalents due to exchange rate movements	10	(11)
Cash and cash equivalents at end of period	1,749	3,026
Marketable securities and other instruments	34	137
Liquid assets as per balance sheets	1,783	3,163

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2006
Bayer Group Consolidated Statements of Recognized Income and Expense

	1st Quarter	1st Quarter
€ million	2005	2006

Changes in fair values of hedging instruments and available-for-sale securities, recognized in stockholders’ equity	25	9
Actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits	—	805
Exchange differences on translation of operations outside the euro zone	442	(144)
Deferred taxes on valuation adjustments, recognized directly in stockholders’ equity	(10)	(315)
Valuation adjustments recognized directly in stockholders’ equity	457	355
Income after taxes	645	597
Total income and expense recognized in the financial statements	1,102	952
of which attributable to minority interest	1	(5)
of which attributable to Bayer AG stockholders	1,101	957

Interim Report as of March 31, 2006
Key Data by Segment

€ million	HealthCare
					Diabetes Care,
	Pharmaceuticals		Consumer Care		Diagnostics		Animal Health
1st Quarter	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external)	952	1,148	523	642	461	571	199	220
– Change	– 12.2%	+ 20.6%	+ 60.4%	+ 22.8%	+ 3.8%	+ 23.9%	+ 11.8%	+ 10.6%
– Change in local currencies	– 11.0%	+ 15.2%	+ 61.9%	+ 16.8%	+ 5.8%	+ 17.9%	+ 13.6%	+ 3.5%
Intersegment sales	5	15	6	0	1	1	1	2
Operating result (EBIT)	86	202	11	98	37	59	49	51
Return on sales	9.0%	17.6%	2.1%	15.3%	8.0%	10.3%	24.6%	23.2%
Gross cash flow*	74	162	37	84	56	71	35	39
Net cash flow*	(92)	(11)	92	19	60	63	7	36
Depreciation and amortization	41	39	32	31	40	43	6	6

	CropScience				MaterialScience
			Environmental								Continuing
	Crop Protection		Science/BioScience		Materials		Systems		Reconciliation		Operations
1st Quarter	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external)	1,417	1,413	327	358	923	1,035	1,621	1,776	281	331	6,704	7,494
– Change	+ 0.1%	– 0.3%	+ 3.5%	+ 9.5%	+ 31.9%	+ 12.1%	+ 37.7%	+ 9.6%			+ 15.7%	+ 11.8%
– Change in local currencies	+ 0.2%	– 5.8%	4.3%	+ 3.4%	+ 34.6%	+ 7.6%	+ 39.8%	+ 4.8%			+ 17.1%	+ 6.7%
Intersegment sales	13	18	5	2	3	6	37	39	(71)	(83)
Operating result (EBIT)	322	285	92	123	159	160	247	179	1	(49)	1,004	1,108
Return on sales	22.7%	20.2%	28.1%	34.4%	17.2%	15.5%	15.2%	10.1%			15.0%	14.8%
Gross cash flow*	307	285	80	102	143	163	218	191	151	93	1,101	1,190
Net cash flow*	(323)	(289)	(56)	(61)	64	61	(64)	238	86	72	(226)	128
Depreciation and amortization	121	121	22	22	53	56	74	78	44	48	433	444

Interim Report as of March 31, 2006
Key Data by Region

€ million					Asia/		Latin America/
	Europe		North America		Pacific		Africa/Middle East
1st Quarter	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external) – by market	3,109	3,308	1,783	2,179	1,038	1,130	774	877
– Change	+ 23.5%	+ 6.4%	+ 4.5%	+ 22.2%	+ 16.4%	+ 8.9%	+ 14.3%	+ 13.3%
– Change in local currencies	+ 23.2%	+ 6.2%	+ 8.3%	+ 11.2%	+ 18.8%	+ 3.9%	+ 15.2%	+ 1.8%
Net sales (external) – by point of origin	3,323	3,540	1,800	2,204	994	1,080	587	670
– Change	+ 21.6%	+ 6.5%	+ 6.0%	+ 22.4%	+ 19.0%	+ 8.7%	+ 11.4%	+ 14.1%
– Change in local currencies	+ 21.3%	+ 6.4%	+ 9.9%	+ 11.3%	+ 21.7%	+ 3.4%	+ 12.3%	– 0.4%
Interregional sales	1,081	1,168	469	586	54	66	38	43
Operating result (EBIT)	551	694	272	287	141	125	78	45
Return on sales	16,6%	19,6%	15,1%	13,0%	14,2%	11,6%	13,3%	6,7%
Gross cash flow*	650	735	265	307	139	133	62	40

			Continuing
	Reconciliation		Operations
1st Quarter	2005	2006	2005	2006

Net sales (external) – by market			6,704	7,494
– Change			+ 15.7%	+ 11.8%
– Change in local currencies			+ 17.1%	+ 6.7%
Net sales (external) – by point of origin			6,704	7,494
– Change			+ 15.7%	+ 11.8%
– Change in local currencies			+ 17.1%	+ 6.7%
Interregional sales	(1,642)	(1,863)
Operating result (EBIT)	(38)	(43)	1,004	1,108
Return on sales			15,0%	14,8%
Gross cash flow*	(15)	(25)	1,101	1,190

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2006
Notes to the Interim Report as of March 31, 2006
Accounting policies
Like the financial statements for 2005, the unaudited, consolidated financial statements as of March 31, 2006 have been prepared according to the rules issued by the iasb, London. Reference should be made as appropriate to the notes to the 2005 statements. ias 34 (Interim Financial Reporting) has been applied in addition.
Scope of consolidation
As of March 31, 2006, the Bayer Group comprised 278 fully or proportionately consolidated companies, compared with 283 companies as of December 31, 2005.
Discontinued operations
On January 28, 2005, the spin-off of Lanxess from Bayer AG was entered in the commercial register and thus took legal effect. Further, the u.s. plasma business of the Biological Products Division of Bayer HealthCare was divested in March 2005. Both of these businesses are reported for 2005 as discontinued operations. This information, which is provided from the standpoint of the Bayer Group, is to be regarded as part of the reporting for the entire Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining business of Bayer as separate entities. The presentation thus follows the principles set out in ifrs 5 for reporting discontinued operations.
Segment reporting
Effective January 1, 2006 the Pharmaceuticals, Biological Products segment was renamed the Pharmaceuticals segment. The business activities of the former Biological Products Division were integrated into the Pharmaceuticals Division.
Leverkusen, April 24, 2006
Bayer Aktiengesellschaft
The Board of Management
Discontinued Operations

					Total Discontinued
€ million	Lanxess		Plasma		Operations
1st Quarter	2005**	2006	2005	2006	2005	2006

Net sales (external)	503	0	120	0	623	0
Operating result (EBIT)	62	0	22	0	84	0
Income after taxes	38	0	14	0	52	0
Gross cash flow*	51	0	(2)	0	49	0
Net cash flow*	(80)	0	48	0	(32)	0
Net investing cash flow	(19)	0	226	0	207	0
Net financing cash flow	99	0	(274)	0	(175)	0

*	for definition see Bayer Group Key Data on page 2

**	figures for January only

Interim Report as of March 31, 2006
Forward-Looking Statements
This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements.
These factors include, among other things:
•	Downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Stockholders’ Newsletter.
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the u.s. Securities and Exchange Commission (including Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
Further Information
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the u.s. Securities and Exchange Commission (sec) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the sec because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the sec’s web site (http://www. sec.gov), or at the web site http://www.bayer.com.
This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the u.s. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.
Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the u.s. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the take-over offer until the end of the offer period, subject to certain conditions.
Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.
This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in the reports filed with the u.s. Securities and Exchange Commission. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Interim Report as of March 31, 2006
Masthead
Publisher
Bayer AG
51368 Leverkusen, Germany
Editor
Ute Bode, Phone ++49 214 30 58992
e-mail: ute.bode.ub@bayer-ag.de
English Edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff, Phone ++49 214 30 33022
e-mail: peter.dahlhoff.pd1@bayer-ag.de
Date of Publication
Thursday, April 27, 2006
Bayer on the Internet
www.bayer.com
Science For A Better Life

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ Dr. Roland Hartwig
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

By:	/s/ Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

Date: April 28, 2006